UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*
Motient Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
619908304

(CUSIP Number)
BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montréal, Québec H3B 4Y7
Canada

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No.	619908304	Page	2	of	25

1	NAMES OF REPORTING PERSONS:
	BCE Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,031,213

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,031,213

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,031,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	3	of	25

1	NAMES OF REPORTING PERSONS:
	TMI Communications Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,031,213

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,031,213

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,031,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	4	of	25

1	NAMES OF REPORTING PERSONS:
	3924505 Canada Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,031,213

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,031,213

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,031,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	5	of	25

1	NAMES OF REPORTING PERSONS:
	TMI Communications and Company, Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		9,031,213

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,031,213

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,031,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	619908304	Page	6	of	25

1	NAMES OF REPORTING PERSONS:
	TMI Communications Delaware, Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		9,031,213

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,031,213

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,031,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Motient Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 300 Knightsbridge Parkway, Lincolnshire, IL 60069.
Item 2. Identity and Background.
     This Statement is being filed by BCE Inc. (“BCE”), TMI Communications Inc. (“TMI”), 3924505 Canada Inc. (“TMI Delaware GP”), TMI Communications and Company, Limited Partnership (“TMI Delaware LP”) and TMI Communications Delaware, Limited Partnership (“TMI Delaware” and, together with BCE, TMI, TMI Delaware GP and TMI Delaware LP, the “Reporting Persons”). The Reporting Persons entered into a joint filing agreement dated October 5, 2006, a copy of which is filed as Exhibit 1 hereto.
     BCE is a corporation organized under the laws of Canada. BCE’s principal business is communications. The address of BCE’s principal office is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Québec H3B 4Y7, Canada.
     TMI is a corporation organized under the laws of Canada and is a wholly owned subsidiary of BCE. TMI’s principal business is to serve as a holding company for investments of the BCE group. The address of TMI’s principal office is 1601 Telesat Court, Gloucester, Ontario K1B 1B9, Canada.
     TMI Delaware GP is a corporation organized under the laws of Canada and is a wholly owned subsidiary of TMI. TMI Delaware GP’s principal business is to serve as a holding company for investments of the BCE group. The address of TMI Delaware GP’s principal office is 1601 Telesat Court, Gloucester, Ontario K1B 1B9, Canada.
     TMI Delaware LP is a limited partnership organized under the laws of the Province of Quebec. The general partner of TMI Delaware LP is TMI and the limited partner of TMI Delaware LP is an indirect wholly owned subsidiary of BCE. TMI Delaware LP’s principal business is to serve as a holding company for investments of the BCE group. The address of TMI Delaware LP’s principal office is 1601 Telesat Court, Gloucester, Ontario K1B 1B9, Canada.
     TMI Delaware is a limited partnership organized under the laws of the State of Delaware. The general partner of TMI Delaware is TMI Delaware GP and the limited partner of TMI Delaware is TMI Delaware LP. TMI Delaware’s principal business is to serve as a holding company for investments of the BCE group. The address of TMI Delaware’s principal office is 1209 Orange Street, Wilmington, Delaware 19801, United States.
     Information about the executive officers and directors of the Reporting Persons is set forth in Schedule I hereto, which is incorporated herein by reference.
Page 7 of 25 Pages

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As described in greater detail in response to Item 6 below, TMI Delaware currently has a right to acquire 9,031,213 shares of Common Stock of the Company (the “Shares”) in exchange for the 5,073,715 shares of common stock of TerreStar Networks Inc. and 1,887,133.89202 shares of common stock of TerreStar Networks Bermuda Ltd. currently owned by TMI Delaware (collectively, the “TerreStar Shares”).
Item 4. Purpose of Transaction.
     The Reporting Persons currently expect to exercise their right to acquire the Shares. Assuming they do so, the Reporting Persons (a) will be acquiring the Shares for investment purposes only, (b) expect to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors, (c) expect in particular to consider reductions in their holdings of Shares as and when market conditions permit, (d) may dispose of Shares from time to time in public or private transactions and (e) may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares. The Reporting Persons reserve the right to change their plans and intentions at any time.
     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     As a result of the letter agreement described in Item 6 below which gives TMI Delaware a right to acquire the Shares, the Reporting Persons beneficially own 9,031,213 shares of Common Stock of the Company. Treating the Shares as though there were already outstanding, the Shares represent approximately 11.5% of the outstanding shares of Common Stock of the Company, based on information supplied by the Company. If the Reporting Persons acquire the Shares, they will have sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such Shares. To the best knowledge of the Reporting Persons, none of the persons named on Schedule I hereto beneficially own any shares of Common Stock.
     Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named on Schedule I hereto has effected any transactions in the past sixty days in the Common Stock.
Page 8 of 25 Pages

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     No Reporting Person has ceased to be the beneficial owner of more than five percent of the shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On June 22, 2006, TMI Delaware entered into a letter agreement with Motient (the “Letter Agreement”) which gave TMI Delaware the right, on the terms and subject to the conditions set forth therein, to enter into an exchange agreement with Motient (the “Exchange Agreement”) pursuant to which TMI Delaware would acquire the Shares in exchange for the TerreStar Shares. On September 25, 2006, the last material condition to that right was satisfied, and as a result as of September 25, 2006 the Reporting Persons are deemed to have acquired beneficial ownership of the Shares.
     TMI Delaware may exercise its right to require Motient to enter into the Exchange Agreement at any time on or prior to the earlier of (a) ten days before public announcement by Motient of its planned dividend of shares of common stock of SkyTerra Communications, Inc. (“SkyTerra”) that Motient received in the previously announced exchange transactions between Motient and SkyTerra (the “Initial Dividend”) and (b) January 15, 2007. The Letter Agreement requires Motient to give TMI Delaware at least twenty days notice prior to public announcement of the Initial Dividend.
     The Letter Agreement provides that except as otherwise provided therein, the Exchange Agreement would be substantially identical to the exchange agreements among Motient, MVH Holdings Inc. and various Columbia and Spectrum funds (the “Funds”) dated as of May 6, 2006.
     The Exchange Agreement would provide for a closing as soon as the conditions therein are satisfied, except that if the Initial Dividend is not paid in 2006, the closing would occur as soon as practicable in 2007. If the closing occurs after the record date for the Initial Dividend, the Exchange Agreement would provide that at closing TMI Delaware would receive in exchange for the TerreStar Shares not only the Shares but also the number of shares of SkyTerra common stock that TMI Delaware would have received if the closing had occurred prior to the record date for the Initial Dividend and TMI Delaware had thereafter received its pro rata share of the Initial Dividend.
     The Exchange Agreement would provide for Motient to grant TMI Delaware registration rights pursuant to an agreement substantially identical to the terms of the registration rights agreements that Motient entered into with the Funds (except that the registration rights granted to TMI Delaware would last longer).
     The Exchange Agreement would grant TMI Delaware the right to have an observer on the board of directors of Motient and all committees of the board of Motient other than the compensation committee and the audit committee. Those rights would terminate when (a) neither TMI Delaware nor an affiliate of TMI Delaware remains the legal holder of the 2
Page 9 of 25 Pages

GHz Authorization referred to in the Letter Agreement and (b) TMI Delaware and its affiliates collectively no longer hold all of the shares of common stock of TerreStar Networks Holdings (Canada), Inc. that they initially receive when the 2 Ghz Authorization is transferred to TerreStar Canada as contemplated by the Letter Agreement.
     The description of the Letter Agreement contained herein is qualified in its entirety by reference to the executed Letter Agreement, a copy of which has been filed as Exhibit 2 hereto and is incorporated herein by reference.
     Except as described or incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to their best knowledge, any of the other persons named in Item 2 or between the Reporting Persons or, to their best knowledge, any of the other persons named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.
Exhibit 1 – Joint Filing Agreement, dated October 5, 2006, among the Reporting Persons named therein.
Exhibit 2 – Letter Agreement, dated June 22, 2006, between TMI Communications Delaware, Limited Partnership and Motient Corporation.
Page 10 of 25 Pages

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
BCE INC.
The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and executive officers of BCE Inc. (“BCE”).

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship

Directors

André Bérard	600, de La Gauchetière W., 27th Floor Montreal, Quebec, Canada H3B 4L2	Corporate Director, 600, de La Gauchetière W., 27th Floor, Montreal, Quebec, Canada H3B 4L2	Canadian

Ronald A. Brenneman	150 – 6th Avenue S.W., P.O. Box 2844 Calgary, Alberta, Canada T2P 3E3	President and Chief Executive Officer, Petro-Canada (petroleum company), 150 – 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3	Canadian

Richard J. Currie	483 Bay Street, 7th Floor, North Tower Toronto, Ontario, Canada M5G 2C9	Chair of the board, BCE and Bell Canada, 483 Bay Street, 7th Floor, North Tower, Toronto, Ontario, Canada M5G 2C9	Canadian

Anthony S. Fell	200 Bay Street, 3rd Floor, South Tower Toronto, Ontario, Canada M5J 2W7	Chairman of the board, RBC Dominion Securities Limited (investment bank), 200 Bay Street, 3rd Floor, South Tower, Toronto, Ontario, Canada M5J 2W7	Canadian

Donna Soble Kaufman	2 St. Clair Avenue East, Suite 800 Toronto, Ontario, Canada M4T 2T5	Corporate Director and Lawyer, 2 St. Clair Avenue East, Suite 800, Toronto, Ontario, Canada M4T 2T5	Canadian

Brian M. Levitt	1000, de La Gauchetière W., 21st Floor Montreal, Quebec, Canada H3B 4W5	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), 1000, de La Gauchetière W., 21st Floor, Montreal, Quebec, Canada H3B 4W5	Canadian

The Honourable Edward C. Lumley	1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), 1 First Canadian Place, 4th Floor, P.O. Box 150, Toronto, Ontario, Canada M5X 1H3	Canadian

Judith Maxwell	305 Clemow Avenue Ottawa, Ontario, Canada K1S 2B7	Research Fellow, Canadian Policy Research Networks, Inc.(non-profit organization conducting research on work, family, health, social policy and public involvement), 600-250 Albert St, Ottawa, Ontario, Canada K1P 6M1	Canadian

John H. McArthur	Gallatin Hall C1-3D, Soldiers Field Boston, Massachusetts USA 02163	Dean Emeritus, Harvard University Graduate School of Business Administration (university), Gallatin Hall C1-3D, Soldiers Field, Boston, Massachusetts, USA 02163	Canadian

Page 11 of 25 Pages

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship

Thomas C. O’Neill	33 Geraldine Court Don Mills, Ontario, Canada M3A 1N2	Corporate Director and Chartered Accountant, 33 Geraldine Court, Don Mills, Ontario, Canada M3A 1N2	Canadian

James A. Pattison	1067 West Cordova Street, Suite 1800 Vancouver, British Columbia, Canada V6C 1C7	Chairman and Chief Executive Officer, The Jim Pattison Group (diversified consumer oriented company), 1067 West Cordova Street, Suite 1800, Vancouver, British Columbia, Canada V6C 1C7	Canadian

Robert C. Pozen	500 Boylston Street Boston, Massachusetts USA 02116	Chairman of the board, MFS Investment Management (global investment manager), 500 Boylston Street, Boston, Massachusetts, USA 02116	American

Michael J. Sabia	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	President, CEO and Director of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Paul M. Tellier	935 de La Gauchetière W., 17th Floor Montreal, Quebec, Canada H3B 2M9	Corporate Director, 935 de La Gauchetière W., 17th Floor, Montreal, Quebec, Canada H3B 2M9	Canadian

Victor L. Young	9 Primrose Place St. John’s, Newfoundland, Canada A1B 4H1	Corporate Director, 9 Primrose Place, St. John’s, Newfoundland, Canada A1B 4H1	Canadian

Executive Officers

Alain Bilodeau	1000, de La Gauchetière W., 4th Floor Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President and President, BCE Corporate Services of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Michael T. Boychuk	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President and Treasurer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Karyn A. Brooks	1000, de La Gauchetière W., 7th Floor Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President and Controller of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Mark R. Bruneau	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Advisor-Office of the CEO of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

William J. Fox	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President – Communications and Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Lib Gibson	483 Bay Street, Floor 6N Toronto, Ontario, Canada M5G 2C9	Corporate Advisor of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian
Montreal, Quebec, Canada H3B 4Y7

Page 12 of 25 Pages

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship

Leo W. Houle	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Chief Talent Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Lawson A.W. Hunter	110 O’Connor Street, 14th Floor Ottawa, Ontario, Canada K1P 1H1	Executive Vice-President and Chief Corporate Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Alek Krstajic	473 Adelaide Street West, Floor 3 Toronto, Ontario, Canada M5V 1T1	Officer – Office of the CEO of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Patricia A. Olah	1000, de La Gauchetière W., 41st Floor Montreal, Quebec, Canada H3B 5H8	Corporate Secretary and Lead Governance Counsel of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	American

Barry W. Pickford	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President – Taxation of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President-Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Martine Turcotte	1000, de la Gauchetière W., 38th Floor, Montreal, Quebec, Canada H3B 4Y7	Chief Legal Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Siim A. Vanaselja	1000, de la Gauchetière W., 38th Floor, Montreal, Quebec, Canada H3B 4Y7	Chief Financial Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Nicholas Zelenczuk	483 Bay Street, Floor 9S-Orange Toronto, Ontario, Canada M5G 2C9	Senior Vice-President – Audit and Risk Management of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian
Page 13 of 25 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF
TMI COMMUNICATIONS INC.
The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and executive officers of TMI Communications Inc. (“TMI”).

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship

Directors

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President-Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Michel Lalande	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Vice President and General Counsel of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Ted Ignacy	542 Buchanan Street, Gloucester, Ontario, Canada K1J 7V4	Chief Financial Officer of Telesat Canada (satellite service provider), 1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

Executive Officers

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President-Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Michel Lalande	1000, de La Gauchetière W., 37th Floor Montreal, Quebec, Canada H3B 4Y7	Vice President and General Counsel of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Ted Ignacy	542 Buchanan Street, Gloucester, Ontario, Canada K1J 7V4	Chief Financial Officer of Telesat Canada (satellite service provider), 1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4	Canadian

Siobhan Devlin	1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4	Director, Legal Services of Telesat Canada (satellite service provider), 1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4	Canadian
Page 14 of 25 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF
3924505 CANADA INC.
The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and executive officers of 3924505 Canada Inc. (“TMI Delaware GP”).

Principal Occupation or
Employment (and address of
corporation or other organization in
Name	Residence or Business Address	which such employment is conducted)	Citizenship

Directors

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President-Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian

Executive Officers

L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice-President-Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Canadian
DIRECTORS AND EXECUTIVE OFFICERS OF
TMI COMMUNICATIONS AND COMPANY, LIMITED PARTNERSHIP AND TMI
COMMUNICATIONS DELAWARE, LIMITED PARTNERSHIP
TMI Communications and Company, Limited Partnership and TMI Communications Delaware, Limited Partnership are partnerships managed by their general partners and do not have separate directors or executive officers.
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SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2006

BCE Inc.

	By:	/s/ L. Scott Thomson
Name: L. Scott Thomson
Title: Executive Vice-President - Corporate Development

TMI Communications Inc.

	By:	/s/ L. Scott Thomson

Name: L. Scott Thomson
Title: Vice-President, Mergers & Acquisitions

3924505 Canada Inc.

	By:	/s/ L. Scott Thomson

Name: L. Scott Thomson
Title: President and Secretary

TMI Communications and Company, Limited Partnership,
By: TMI Communications Inc., as general partner

	By:	its general partner TMI Communications Inc. by /s/ L. Scott Thomson

Name: L. Scott Thomson
Title: Vice-President, Mergers & Acquisitions

TMI Communications Delaware, Limited Partnership,
By: 3924505 Canada Inc., as general partner

	By:	its general partner 3924505 Canada Inc. by /s/ L. Scott Thomson

Name: L. Scott Thomson
Title: President and Secretary
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EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement, dated October 5, 2006, among the Reporting Persons named therein

2	Letter Agreement, dated June 22, 2006, between TMI Communications Delaware, Limited Partnership and Motient Corporation

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